THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 www.jilliansidoti.com

August 5, 2013

Mr. Duc Dang
Securities Exchange Commission

Re:  CenturyTouch Ltd, Inc.
Registration Statement on Form S-11
Filed December 24, 2012
File No.  333-185670

Dear Mr. Dang,

General

1.
You disclose on the prospectus cover page that selling shareholders will sell their shares at a fixed price for the duration of the offering.  You also disclose on the same page that such shareholders will sell initially at $.05 per share until the shares are quoted on the OTC Bulletin Board.  Please revise to reconcile your disclosure throughout the document and clearly confirm that shares will be sold at a fixed price for the duration of the offering.

Response: We have updated this throughout, specifically on page 3 and page 18.

2.
It appears that prior to the filing of the Form 8-K on April 12, 2012 you were a shell company.  Please tell us your basis for not providing the information requested in Item 2.01(f) of Form 8-K.

Response: We have filed an 8-k dated July 31, 2013.

3.
Please tell us how you will notify the selling shareholders of their underwriters’ status and the accompanying liability.

Response: We will send them the following information with their stock certificate which they have not yet received:

Under the Securities Act of 1933, the selling shareholders are underwriters of the offering. The selling shareholders may have civil liability under Section 11 and 12 of the Securities Act for any omissions or misstatements in the registration statement because of their status as underwriters. We may be sued by selling shareholders if omissions or misstatements result in civil liability to them.

4.
Please revise the prospectus cover page to disclose that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act.

Response: We added this to page 3:

The Company is considered an “emerging growth company” under Section 101(a) of the Jumpstart Our Business Startups Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal year.

5.
We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act.  Please revise to provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: We added the following:

Risk Factors

We are electing to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

By taking the 102(b)(1) extended transition period, we are allowed to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

6.
Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, such as the materials culled from the Smith Institute.  Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: We have provided this information for your review.

7.
We note that your offering price reflects “projected operating results.”  Please supplementally provide us with materials that served as the basis for this projection.  Also, please reconcile this assertion with your disclosure under the Determination of Offering Price heading and in the risk factors section indicating that your offering price was arbitrarily determined.

Response: The Company has arbitrarily determined the offering price and as such, there can be no assurance that the offering price bears any relation to the current fair market value of the Common Stock.

8.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

a.	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: The books and records are prepared by Rupert King & Company Limited. Although the accounting firm is located in the UK, they are familiar with US GAAP and are able to prepare financials based on US GAAP. Additionally, our auditor reviews all accounting related principles quarterly. Rupert King has been registered with the Institute of Chartered Accountants to engage in public practice since 1997. Its employees include Chartered Accountants and members of the Institute of Accounting Technicians. Accounts for Centurytouch Ltd have been prepared in accordance with the UK Companies Act 2006 relating to small companies and the Financial Reporting Standard for Smaller Entities.

b.	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as

Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: Our books and records are maintain by Rupert King & Company Limited Stanton House, 31 Westgate, Grantham NG31 6LX, Tel: 01476 591111, Fax: 01476 591155

    c. Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

The board members are not accountants nor had background in US GAAP, which is the reason why we rely largely on our outside accounting firms to give us guidance on US GAAP issues. The audit firm also reviews our accounting policies quarterly to ensure compliance with US GAAP.

Prospectus Summary, page 5

9.
You refer to “capital raised in this offering.”  Since you will not receive any of proceeds from this offering, please revise your references throughout this document concerning your use of the offering proceeds.  For instance, your risk factor on page 11 refers to your “best efforts” offering.

Risk Factors

General Risks Related to Our Business

10.	Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please disclose the net losses you have incurred.

Response: Our independent auditors have expressed in their report substantial doubt about our ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

Some of our mortgage loans may have “due on sale” provisions, page 14

11.	Please revise to specifically identify your loans that have due on sale provisions. Response: All of our loans have a due on sale provision.

Selected Financial Data, page 19

12.	Please update your selected financial data to include the periods presented in the audited financial statements. Response: We have updated our tables.

Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 20

13.
Please update your results of operations to discuss all periods presented in your financial statements.  In addition, provide a more comparative period discussion of your results of operations.

Response: We have compared the years ended June 30, 2012 and 2011 and the three and nine months ended March 31, 2013 and 2012.

14.
You refer to “the period ended September 30, 2012.”  Please clarify if you are referring to a three or nine month period.

Response: We have updated this to the three and nine months ended March 31, 2013 and 2012.

Liquidity and Capital Resources, page 21

15.
Please revise to quantify your anticipated cash uses for the next fiscal year, including estimated acquisition and development costs.

Response: The Company has $161,191 in cash. We believe our cash uses will go towards travel costs for Dr. Wong to manage properties (approximately $10,000), capital improvements for our properties (approximately $50,000), and costs associated with general operating expenses including legal, accounting, and other expenses. We estimate that these general costs will be approximately $110,000. Thus we will need to generate cash in order to cover all of our expenses. We do believe that approximately $75,000 will come from our rental income based on our historical financials.

16.
We note that your current rents cover your operating and interest expenses.  Please revise to discuss whether you believe your resources will be sufficient to meet your operating requirements for at least the next twelve months.

Response: We are not sure if this will be sufficient to meet our operating requirements for the next 12 months.

Investment Policies of Registrant, page 22

17.	Please refer to Item 13(d) of Form S-11 and confirm that you have no intent in investing in real estate securities. Response: We have no intention of investing in real estate securities.

Description of Real Estate

Overview, page 23

18.
Please clarify why you disclose that you “currently do not own eight properties…” in the second paragraph under this subheading.

Response: We currently own eight properties that are various retail and multifamily units.

Borrowing Policy, page 23

19.
Please supplement your disclosure in this section to clarify, if true, that your governing documents place no restrictions on the amount of leverage you may use.

Response: Our governing documents place no restrictions on the amount of leverage we may use.

20.
On page 21, you disclose that you have secured debt of $2,204,915 with one bank and another loan in an identical amount owed to Dr. Wong that was used “to purchase our properties.”  Based on the debt incurred to purchase your properties, please revise to clarify how your 50% borrowing policy, disclosed throughout, is consistent with the noted debt.

Response: Dr. Wong’s debt is unsecured. There are no formal promissory notes but rather an oral agreement between the President and the Company. The notes are unsecured, due on demand with imputed interest at the rate of 5% per annum.

Our Properties, page 25

21.
Please revise to clarify how the value of $4,511,945 for your properties was determined.  If it is based on the purchase price, please state so.

Response: These values are based on the purchase price less depreciation.

22.
Please revise to include average effective rental rates for your properties and define how you calculate such rates.  Discuss specifically, as applicable, the average tenant improvement costs, leasing commissions and tenant concessions. Also, please expand your MD&A to include detailed leasing activities for the periods presented.  Refer to Item 15 of Form S-11.

Response: Rental rates for our residential units range between $550 and $850 monthly and we determine the rates using a comparative model where our management company informs us of the then current market rates in the area based on what other comparable units are renting for. Rental rates for our Commercial units range between $1200 and $2000 using the same comparative approach.

Our commission average 5% of the gross rents. All of our tenants pay for their own improvements costs and there have been no concessions to date.

23.	Please revise to provide lease expiration disclosure for your commercially leased units. Response: Our commercial units have a variety of lease terms ranging from 10 years to 27 years.

Management Agreement, page 26

24.
Please revise to discuss any termination rights or fees associated with your management agreement.  Please also revise to discuss how you calculate “rents” for purposes of determining the fee.  Please also attach the management agreement as an exhibit or, alternatively, tell us why you do not consider the agreement to be material to your operations.

Response: The 40% and 7% fees are based on the gross rent collected from the tenant. We have attached the management agreement as an exhibit. This agreement is in effect as of 2010 and will be terminated upon three months notice to the management company. There are no termination fees.

Director, Executive Officers, Promoters and Control Persons, page 30

25.
Please confirm that Mr. Wong is your sole promoter or, alternatively, revise to identify any other persons that would be considered your promoters in this section. Please refer to Item 11(d) of Form S-11.

Response: We have updated to read that Mr. Wong is also a promoter of the Company.

26.
In accordance with Item 401(e) of Regulation S-K, please describe in more detail the business experience for each of your executives specifically in the last five years, focusing in particular on the nature of each officer’s real estate related experience.

Response: We have added additional details regarding the past experience of both of our officers along with further details regarding their roles in the Company.

Certain Relationships and Related Party Transactions, page 31

27.
Please tell us why the loan provided by Mr. Wong should not be discussed in this section.  Please revise to clarify if the loan is unsecured.  Also, please tell us why you have included “bank loan” under “increase in officer advances” on page F-13.

Response: We have added the following under this section: The Company had outstanding balances on its notes payable to Dr. Wong our CEO and majority shareholder of the Company, in amount of $2,416,593 and $2,211,080 as of March 31, 2013 and June 30, 2012, respectively. The funds borrowed from the Dr. Wong were to fund the Company’s purchase of properties and daily operations. Accordingly, there are no formal promissory notes but rather an oral agreement between the CEO and the Company. The notes are unsecured, due on demand with imputed interest at the rate of 5% per annum. The imputed interest expenses of $85,836 and $30,135 during the nine months ended March 31, 2013 and 2012, respectively, were credited to additional paid in capital as shareholder’s contribution.

Conflicts of Interest, page 32

28.
Please revise to clarify if the activities disclosed in this section are prohibited.

Response: We have updated to read: There are currently no conflicts of interest between the Company, our officer, directors or affiliates. To this end, we maintain (and will continue to maintain) the following policies to minimize the risk of such a conflict developing:

Report of Independent Registered Accounting Firm, page F-1 and F-9

29.
Please have your auditor revise his audit opinions to have his signature match the name of his firm on the PCAOB website.  This comment also applies to his consent at Exhibit 23.1.

Response: We have since changed auditors.

Financial Statements

30.	Please confirm your reporting year end to us. If your year-end has changed, amend your

8-K filing dated April 12, 2012 that reports the merger of CenturyTouch Limited with Kallisto Ventures to disclose the intended change in accordance with Item 5.03. If you have elected to keep the same year end as previously reported, please tell us why no transition report was filed on Form 10-K. In addition, tell us why no periodic reports have been filed for the periods ended June 30, 2012 and September 30, 2012.

Response: We are going to change our fiscal year-end to June 30. A Form 8-K regarding change in fiscal year-end has been filed on July 31, 2013. We currently engage Bongiovanni & Associates, CPAs to audit our financial statements for the years ended June 30, 2012 and 2011. We will file transitional 10K for the year ended June 30, 2012 as soon as the audit is completed, and catch up on our filings with Securities and Exchange Commission (“SEC”) through the period ended March 31, 2013.

31.
Based on your disclosure, it appears that Kallisto Ventures, Inc's sole shareholder sold 100% of his shares to CenturyTouch Limited in April 2012.  It is unclear how you determined that it was appropriate to record the operating assets of CenturyTouch Limited in the financial statements of the registrant formerly known as Kallisto Ventures, Inc.  Please tell us how you accounted for this share transaction and please reference the authoritative accounting literature management relied upon.  Additionally, please tell us how you determined the financial statements periods to present.

Response: Upon completion of the share exchange transaction between Centurytouch Ltd. (“CTL”) and the stockholders of CTL, CTL became a wholly-owned subsidiary of the Company and Eric Y. K. Wong, the founder and majority shareholder of CTL, then owned a ‘controlling interest’ in the Company representing 61% of the issued and outstanding shares of Common Stock of the Company. The Company is deemed to be a continuation of the business of CTL and adopts the fiscal year-end of CTL.

The share exchange transaction has been accounted for as a reverse acquisition and recapitalization of the Company whereby CTL is deemed to be the accounting acquirer (legal acquiree) and the Company to be the accounting acquiree (legal acquirer).  The accompanying consolidated financial statements are in substance those of CTL, with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of share exchange transaction.  Accordingly, the financial position, results of operations, and cash flows of the accounting acquirer for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree from the date of share exchange transaction.

The financial statements filed in this amendment to Form S-11 include unaudited financial statements for the nine months ended March 31, 2013 and 2012, and audited financial statements for the years ended June 30, 2012 and 2011.

Consolidated Balance Sheets, pages F-2 and F-10

32.
On page 21, you disclose that your note from Dr. Wong is due on demand.  Please tell us how you determined it was appropriate to classify this note as a long term liability.

Response: The note payable to Dr. Wong had been reclassified as short term liability. The imputed interest expenses of $46,518 and $39,189 during the years ended June 30, 2012 and 2011, respectively, were credited to additional paid in capital as shareholder’s contribution.

Consolidated Statements of Cash Flows, pages F-5 and F-13

33.
For the statement on page F-5, please tell us how you determined it was appropriate to record the acquisition of real property as a cash transaction.

Response: The acquisition of real property under mortgage had been removed from a cash transaction, but disclosed in the section regarding non-cash investing and financing activities, in the audited consolidated statements of cash flows for the years ended June 30, 2012 and 2011.

34.
Please tell us why your consolidated statements of cash flows do not show depreciation expense as an adjustment to reconcile net income to net cash provided by operating activities.

Response: The depreciation expenses have been shown as an adjustment to reconcile net income to net cash provided by operating activities in the unaudited consolidated statements of cash flow for the nine months ended March 31, 2013 and 2012, and audited consolidated statements of cash flow for the years ended June 30, 2012 and 2011.

35.
We note you have international operations. Please tell us how you have complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

Response: In the unaudited consolidated statements of cash flow for the nine months ended March 31, 2013 and 2012, and audited consolidated statements of cash flow for the years ended June 30, 2012 and 2011, cash flows were calculated in U.K. Pound Sterling (“GBP”), and then were translated into US dollars using average exchange rate during the periods. The effect of the exchange rate changes on cash balances were separately reported as part of the reconciliation of the change in cash and cash equivalents during the periods.

Summary of Significant Accounting Policies, page F-6 and F-14

36.
Please revise your filing to include policy notes or footnotes addressing the following: related party transactions, debt, revenue recognition policy, acquisition of real property, depreciation of real estate, impairment of real estate, and minimum future rents on noncancelable leases.

Response: The significant accounting policies, including related party transactions, debt, revenue recognition policy, acquisition of real property, depreciation of real estate, impairment of real estate, foreign currency translation, and commitment and contingencies were included in the footnotes of unaudited consolidated financial statements for the nine months ended March 31, 2013 and 2012, and audited consolidated financial statements for the years ended June 30, 2012 and 2011.

Foreign Currency Translation, page F-7 and F-14

37.
Please tell us how you have complied with your accounting policy relating to foreign currency translation. We note no translation adjustments in your statements of stockholders' equity and no foreign exchange gains or losses in your statements of operations.

Response: The accounting policy regarding foreign currency translation was included in the footnotes of unaudited consolidated financial statements for the nine months ended March 31, 2013 and 2012, and audited consolidated financial statements for the years ended June 30, 2012 and 2011. In addition, the statements of stockholders equity and statements of operations have been changed to include other comprehensive income (loss) due to foreign currency translation.

Income Taxes, page F-7 and F-14

38.
In light of the income taxes paid during the fiscal year ended June 30, 2011 and the net income recorded during the fiscal year ended June 30, 2011 and the nine months ended September 30, 2012, please tell us how you determined it was not necessary to record income tax expense or a deferred tax liability.  Within your response, please reference the accounting literature management relied upon.

Response: The Company had net loss of $128,286 and $36,638 during the years ended June 30, 2012 and 2011, respectively, after the final audit adjustments. Accordingly, there were no income tax expenses during the years. The footnote regarding income tax was included.

Report of Independent Registered Accounting Firm, page F-9

39.
The inception date noted in the report does not match the inception date in the financial statements.  Please have your auditor revise his opinion.

Response: The Company’s subsidiary, Centurytouch Ltd, was incorporated in United Kingdom on June 9, 2010. A new audit opinion has been issued by Bongiovanni & Associates, CPAs to cover the consolidated financial statements for the years ended June 30, 2012 and 2011.

Statements of Operations, page F-11

40.
Please tell us how you determined the weighted average number of common shares outstanding.

Response: The weighted average number of common shares outstanding has been retroactively changed to reflect the reverse acquisition and recapitalization of Kallisto.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 37

41.
Please explain why the acquisition of common stock by the selling stockholders listed on page17 should not be disclosed in this section.  Alternatively, please provide the disclosure requested by Item 701 of Regulation S-K.

Exhibit 23.1

42.
Please have your auditor revise his consent to reference the correct report date.

Response: An auditor’s consent to reference the correct report date has been issued by Bongiovanni & Associates, CPAs and enclosed hereto as Exhibit 23.1.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,

Jillian Ivey Sidoti, Esq.